Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

September 15, 2025

VIA EDGAR

Ms. Soo Im-Tang

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Im-Tang:

On behalf of the Registrant, set forth below are the Registrant’s responses to certain comments received from the staff of the Division of Investment Management on August 27, 2025, regarding Post-Effective Amendment No. 296 (“PEA 296”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 297 under the Investment Company Act of 1940, as amended, filed pursuant to Rule 485(a) on July 11, 2025, with respect to the ALPS Global Opportunity Fund (the “Fund”). Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 296.

In connection with this response letter, and on or around September 15, 2025, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 296 in response to the Staff’s comments, (ii) certain other non-material information; and (iii) certain other required exhibits.

U.S. Securities and Exchange Commission

Division of Investment Management

September 15, 2025

Staff Comments:

1.	Staff Comment: The first sentence in the discussion of the Fund’s principal investment includes that the Fund will invest in equity securities of U.S. and non-U.S. companies, including those in emerging markets. Please define “emerging markets.”

Registrant’s Response: Based on information from the Fund’s adviser, investing in companies located in emerging markets is not a principal investment strategy of the Fund. Accordingly, Registrant has removed the reference to emerging markets from the discussions of the Fund’s principal investment strategies and principal risks. Disclosure regarding investments in emerging markets has been added to the discussion of the Fund’s non-principal risks in the Fund’s statement of additional information (the “SAI”).

2.	Staff Comment: The second paragraph includes that the Fund, “will typically invest in securities issued by companies domiciled in at least three countries, including the United States.” If the countries in which the Fund invests are focused in a particular geographic region, please add associated disclosure to the discussion of the Fund’s principal investment strategies.

Additionally, the Staff notes that the Fund’s broad-based securities market index is the Morningstar Developed Markets Index, which measures the performance of large, medium, and small cap stocks in developed markets around the world. Please confirm the Morningstar Developed Markets Index is an appropriate broad-based securities market index given the Fund’s investments in emerging markets.

Registrant’s Response: The Fund does not have a policy with respect to the maximum or minimum amount of the Fund’s portfolio that may be invested in any particular jurisdiction other than that the Fund will hold investments in the U.S. Registrant will monitor the Fund’s geographic investment profile and make adjustments to the Fund’s principal investment strategies and principal risks as appropriate from time to time.

Registrant believes the Morningstar Developed Markets Index is an appropriate broad-based securities market index. In addition, as noted in response to Staff Comment 1, investing in emerging markets is not a principal investment strategy of the Fund.

3.	Staff Comment: In the discussion of the Fund’s principal risks, please revise the “Private Equity Risk” to clarify the meaning of “listed private equity companies.” For example, the first paragraph in the discussion of the Fund’s principal investment strategies includes:

“The Fund may also invest in closed-end funds, business development companies, investment holding companies, publicly traded limited partnership interests (common units), publicly traded venture capital funds, publicly traded venture capital trusts, publicly traded private equity funds, publicly traded private equity investment trusts, publicly traded financial institutions that lend to or invest in privately held companies and any other publicly traded vehicle whose purpose is to invest in privately held companies.”

U.S. Securities and Exchange Commission

Division of Investment Management

September 15, 2025

If the phrase “listed private equity companies” is referring to the above list, please revise the disclosure to clarify.

Registrant’s Response: The following disclosure has been added to the “Private Equity Risk:”

“Private equity entails lending to or investing in privately held companies and any other vehicles whose purpose is to invest in privately held companies. Listed private equity companies include, among others, business development companies, investment holding companies, publicly traded limited partnership interests (common units), publicly traded venture capital funds, publicly traded venture capital trusts, publicly traded private equity funds, publicly traded private equity investment trusts, publicly traded closed-end funds, publicly traded financial institutions.”

4.	Staff Comment: Please define “private equity” in an appropriate section of the Registration Statement.

Registrant’s Response: As reflected in response to Staff Comment 3, responsive disclosure has been added to the Fund’s “Private Equity Risk.”

5.	Staff Comment: The “What are the Principal Securities in which the Fund Invests? – Fixed Income Securities” section of the Prospectus includes that the Fund, “may also invest in other fixed-income securities.” If investing in fixed income securities is a principal investment strategy of the Fund, include associated disclosure in the discussion of the Fund’s principal investment strategies.

Registrant’s Response: Based on information from the Fund’s investment adviser, investing in fixed-income securities is not a principal investment strategy of the Fund. Accordingly, the disclosure regarding fixed income securities has been removed from the discussion of the principal securities in which the Fund invests. Disclosure regarding investments in fixed income securities will remain in the discussion of the Fund’s non-principal risks in the Fund’s SAI.

6.	Staff Comment: The “Discussion of Principal Risks – Industry and/or Sector Risk” includes that the Fund’s investments “could be concentrated within one industry or group of industries.” Please disclose in the discussion of the Fund’s principal investment strategies the industries or group of industries in which the Fund may concentrate. The Staff notes that the Fund’s fundamental investment restriction with respect to concentration includes that the Fund will normally invest greater than 25% of its assets in the securities of issuers in the private equity related industries.

U.S. Securities and Exchange Commission

Division of Investment Management

September 15, 2025

Registrant’s Response: Comment complied with. Registrant has added the following disclosure at the end of the first paragraph in the discussion of the Fund’s principal investment strategies:

“The Fund will normally invest greater than 25% of its assets in the securities of issuers in the private equity related industries.”

7.	Staff Comment: The “Investment Policies and Risks Applicable to the Fund – Short Sales” section of the Fund’s SAI includes that the Fund, “may engage in short sales, which are subject to special risks.” Please consider including a cross reference to the “Additional Investment Activities and Risks Applicable to the Fund – Short Sales” section of the SAI.

Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/Brendan Hamill
Brendan Hamill
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

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